03000444

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 31, 2002, Series 2002-2	~~333-84929~~ 333-99463

Name of Person Filing the Document
(If Other than the Registrant)

RECEIVED
JAN 0 7 2003
165
WASH. D.C. SECTION

PROCESSED
JAN 0 8 2003
THOMSON FINANCIAL P

[TPW: NYLEGAL:115703.1] 16159-00256 01/02/03 11:17am

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 31, 2002

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: FRANK SKIBO

Title: SENIOR VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont 2002-2 All Conforming Loans
11/01/2002 SCHEDULED BALANCES

		Minimum	Maximum
Number Of Loans:	2,410		
Total Outstanding Principal Balance:	331,045,352		
Average Outstanding Principal Balance (First Liens):	$147,364.07	$48,661.96	$435,743.90
Average Outstanding Principal Balance (Second Liens):	$28,046.96	$3,032.34	$74,673.96
Weighted Average Current Loan Rate:	8.504 %	5.750	13.990 %
ARM Characteristics:			
Weighted Average Gross Margin:	6.989 %	5.000	6.995 %
Weighted Average Maximum Loan Rate:	15.463 %	12.750	20.650 %
Weighted Average Minimum Loan Rate:	8.463 %	5.750	13.650 %
Weighted Average Initial Periodic Rate Cap:	2.999 %	1.500	3.000 %
Weighted Average Periodic Rate Cap:	1.500 %	1.000	1.500 %
Weighted Average Months To Roll:	22 months	14	35 months
Weighted Average Original Term:	357.12 months	60.00	360.00 months
Weighted Average Remaining Term:	355.17 months	57.00	360.00 months
Weighted Average Original Ltv:	80.74 %	12.22	100.00 %
Weighted Average Credit Score:	605	500	803
First Pay Date:		Feb 01, 2002	Nov 02, 2002
Maturity Date:		Aug 01, 2007	Oct 02, 2032

Lien Position Concentrations ($):	98.29 % First Lien, 1.71 % Second Lien
Silent Second Concentrations ($):	65.28 % No Silent 2nd, 34.72 % Has 2nd lien
Balloon Flag Concentrations ($):	100.00 % Fully Amortizing
Property State Concentrations ($):	36.74 % California, 12.35 % Florida, 6.24 % New York
Maximum Zip Code Concentration ($):	0.40 % 95624 (Elk Grove, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3,032 - 50,000	189	4,831,085.32	1.46
50,001 - 100,000	616	46,503,283.54	14.05
100,001 - 150,000	653	81,317,949.19	24.56
150,001 - 200,000	469	81,518,846.57	24.62
200,001 - 250,000	323	71,843,357.87	21.70
250,001 - 300,000	143	39,180,458.20	11.84
300,001 - 350,000	11	3,528,252.79	1.07
350,001 - 400,000	4	1,486,130.23	0.45
400,001 - 435,744	2	835,988.51	0.25
Total	2,410	331,045,352.22	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	13	108,616.60	0.03
120	54	734,431.93	0.22
180	47	1,553,506.31	0.47
240	94	3,880,011.55	1.17
360	2,202	324,768,785.83	98.10
Total	2,410	331,045,352.22	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
57 - 58	8	74,535.20	0.02
59 - 60	5	34,081.40	0.01
115 - 116	1	7,181.25	0.00
117 - 118	38	470,657.60	0.14
119 - 120	15	256,593.08	0.08
177 - 178	36	955,223.77	0.29
179 - 180	11	598,282.54	0.18
235 - 236	1	42,372.49	0.01
237 - 238	66	2,730,565.86	0.82
239 - 240	27	1,107,073.20	0.33
349 - 350	3	392,412.57	0.12
351 - 352	3	358,224.54	0.11
353 - 354	13	1,790,608.48	0.54
355 - 356	90	13,751,364.34	4.15
357 - 358	1,460	214,244,924.58	64.72
359 - 360	633	94,231,251.32	28.46
Total	2,410	331,045,352.22	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,981	270,779,028.45	81.80
Two-Four Family	206	33,071,651.11	9.99
Condominium	207	25,916,729.40	7.83
Manufactured Housing	16	1,277,943.26	0.39
Total	2,410	331,045,352.22	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,199	304,631,948.30	92.02
Non-owner	180	23,090,319.71	6.97
Second Home	31	3,323,084.21	1.00
Total	2,410	331,045,352.22	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,114	163,631,482.44	49.43
Purchase	1,200	153,999,733.41	46.52
Rate/Term Refinance	67	9,185,039.37	2.77
Home Improvement	29	4,229,097.00	1.28
Total	2,410	331,045,352.22	100.00

Original Loan-to-value Ratio:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.22 - 15.00	1	109,836.21	0.03
15.01 - 20.00	1	69,688.35	0.02
20.01 - 25.00	2	129,858.99	0.04
25.01 - 30.00	4	389,624.19	0.12
30.01 - 35.00	5	753,864.82	0.23
35.01 - 40.00	4	341,712.62	0.10
40.01 - 45.00	9	1,164,286.50	0.35
45.01 - 50.00	13	1,810,783.26	0.55
50.01 - 55.00	22	2,358,584.31	0.71
55.01 - 60.00	34	4,864,360.47	1.47
60.01 - 65.00	75	10,322,166.59	3.12
65.01 - 70.00	115	14,799,618.31	4.47
70.01 - 75.00	180	26,656,230.10	8.05
75.01 - 80.00	1,030	151,135,631.34	45.65
80.01 - 85.00	203	30,695,920.01	9.27
85.01 - 90.00	447	68,843,026.53	20.80
90.01 - 95.00	91	6,996,161.65	2.11
95.01 - 100.00	174	9,603,997.97	2.90
Total	2,410	331,045,352.22	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	3	539,200.11	0.16
Arizona	86	9,137,664.03	2.76
Arkansas	6	692,765.28	0.21
California	737	121,623,128.51	36.74
Colorado	89	13,254,486.49	4.00
Connecticut	41	4,983,720.70	1.51
Delaware	1	247,277.74	0.07
Florida	371	40,899,746.88	12.35
Georgia	54	6,424,555.66	1.94
Hawaii	22	3,828,838.23	1.16
Idaho	7	926,895.49	0.28
Illinois	135	15,433,048.25	4.66
Indiana	9	854,331.73	0.26
Iowa	3	261,662.52	0.08
Kansas	8	1,128,334.42	0.34
Kentucky	3	195,866.78	0.06
Maryland	44	5,637,017.47	1.70
Massachusetts	52	9,790,955.21	2.96
Michigan	60	6,206,568.10	1.87
Minnesota	45	6,476,515.17	1.96
Missouri	33	3,436,701.05	1.04
Montana	3	262,503.23	0.08
Nebraska	3	226,076.67	0.07
Nevada	35	4,336,463.31	1.31
New Hampshire	8	1,023,515.49	0.31
New Jersey	98	16,539,023.40	5.00
New Mexico	2	243,230.13	0.07
New York	128	20,672,463.47	6.24
North Carolina	28	3,289,532.60	0.99
Ohio	34	2,921,362.91	0.88
Oklahoma	14	1,289,420.95	0.39
Oregon	4	462,171.05	0.14
Pennsylvania	20	1,994,815.37	0.60
Rhode Island	5	665,371.55	0.20
South Carolina	13	1,406,649.24	0.42
Tennessee	13	1,254,470.89	0.38
Texas	53	5,046,389.68	1.52
Utah	5	599,628.35	0.18
Vermont	1	152,735.79	0.05
Virginia	52	6,245,647.86	1.89
Washington	40	4,962,075.77	1.50
West Virginia	2	219,813.36	0.07
Wisconsin	37	5,024,407.69	1.52
Wyoming	3	228,303.64	0.07
Total	2,410	331,045,352.22	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,420	186,857,560.80	56.44
Stated Documentation	806	114,823,862.14	34.69
Easy Documentation	184	29,363,929.28	8.87
Total	2,410	331,045,352.22	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	8	801,817.64	0.24
451 - 500	3	270,234.31	0.08
501 - 550	354	46,271,410.46	13.98
551 - 600	771	104,456,748.85	31.55
601 - 650	862	121,193,842.78	36.61
651 - 700	336	47,521,585.53	14.36
701 - 750	56	7,441,300.71	2.25
751 - 800	19	2,896,569.64	0.87
801 - 803	1	191,842.30	0.06
Total	2,410	331,045,352.22	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.750 - 6.000	2	396,793.63	0.12
6.001 - 7.000	224	39,655,767.15	11.98
7.001 - 8.000	516	86,974,790.72	26.27
8.001 - 9.000	696	109,881,178.90	33.19
9.001 - 10.000	560	65,485,787.26	19.78
10.001 - 11.000	227	19,586,622.52	5.92
11.001 - 12.000	58	3,861,479.71	1.17
12.001 - 13.000	100	4,078,028.52	1.23
13.001 - 13.990	27	1,124,903.81	0.34
Total	2,410	331,045,352.22	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.750 - 13.000	2	396,793.63	0.13
13.001 - 14.000	217	38,566,862.21	12.26
14.001 - 15.000	490	82,372,604.70	26.19
15.001 - 16.000	676	106,557,818.13	33.88
16.001 - 17.000	517	62,845,405.48	19.98
17.001 - 18.000	174	17,598,601.44	5.60
18.001 - 19.000	29	3,249,034.83	1.03
19.001 - 20.000	26	2,517,658.72	0.80
20.001 - 20.650	6	388,337.43	0.12
Total	2,137	314,493,116.57	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.750 - 6.000	3	561,249.93	0.18
6.001 - 7.000	216	38,402,405.91	12.21
7.001 - 8.000	490	82,372,604.70	26.19
8.001 - 9.000	675	106,485,940.73	33.86
9.001 - 10.000	517	62,845,405.48	19.98
10.001 - 11.000	175	17,670,478.84	5.62
11.001 - 12.000	29	3,249,034.83	1.03
12.001 - 13.000	26	2,517,658.72	0.80
13.001 - 13.650	6	388,337.43	0.12
Total	2,137	314,493,116.57	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000 - 5.000	1	164,456.30	0.05
6.001 - 6.995	2,136	314,328,660.27	99.95
Total	2,137	314,493,116.57	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
01/01/04	1	48,661.96	0.02
02/01/04	1	128,886.05	0.04
03/01/04	3	393,794.79	0.13
04/01/04	4	620,016.38	0.20
05/01/04	8	985,025.95	0.31
06/01/04	32	4,851,496.21	1.54
07/01/04	55	8,605,519.75	2.74
08/01/04	233	32,235,390.69	10.25
09/01/04	1,165	172,431,567.83	54.83
09/02/04	1	87,908.35	0.03
10/01/04	599	88,864,657.71	28.26
10/02/04	1	211,817.47	0.07
01/01/05	1	179,294.31	0.06
08/01/05	4	605,557.65	0.19
09/01/05	25	3,491,478.56	1.11
10/01/05	4	752,042.91	0.24
Total	2,137	314,493,116.57	100.00

Initial Rate Cap (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	1	151,721.79	0.05
2.000	1	164,456.30	0.05
3.000	2,135	314,176,938.48	99.90
Total	2,137	314,493,116.57	100.00

Periodic Rate Cap (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1	164,456.30	0.05
1.500	2,136	314,328,660.27	99.95
Total	2,137	314,493,116.57	100.00

Product Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	2,103	309,464,743.14	93.48
Fixed Rate	273	16,552,235.65	5.00
3/27 6 Mo LIBOR ARM	34	5,028,373.43	1.52
Total	2,410	331,045,352.22	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	2,410	331,045,352.22	100.00
Total	2,410	331,045,352.22	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	85	11,257,052.26	3.40
12	28	4,932,558.58	1.49
24	976	139,759,230.64	42.22
30	6	1,087,402.38	0.33
36	44	5,483,746.12	1.66
60	1,271	168,525,362.24	50.91
Total	2,410	331,045,352.22	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepay Penalty	85	11,257,052.26	3.40
Prepay Penalty Window at Rate	1,127	159,608,008.85	48.21
Standard Prepay Penalty	1,198	160,180,291.11	48.39
Total	2,410	331,045,352.22	100.00

Mortgage Insurance Company:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Radian	1,239	186,464,682.84	56.33
No MI	1,171	144,580,669.38	43.67
Total	2,410	331,045,352.22	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,208	325,379,865.70	98.29
Second Lien	202	5,665,486.52	1.71
Total	2,410	331,045,352.22	100.00

RBS Greenwich Capital

Fremont 2002-2 Pool: Loans w/o MI
11/01/2002 SCHEDULED BALANCES

		Minimum	Maximum
Number Of Loans:	2,346		
Total Outstanding Principal Balance:	232,683,969		
Average Outstanding Principal Balance (First)	$165,235.99	$48,726.52	$531,615.53
Average Outstanding Principal Balance (Second)	$32,904.94	$2,819.83	$99,822.30
Weighted Average Current Loan Rate:	9.221 %	6.250	15.240 %
Weighted Average Original Term:	335.43 months	60.00	360.00 months
Weighted Average Remaining Term:	333.49 months	57.00	359.00 months
Weighted Average Original LTV:	82.29 %	12.22	100.00 %
Weighted Average Credit Score:	588	500	803
First Pay Date:		Feb 01, 2002	Nov 01, 2002
Maturity Date:		Aug 01, 2007	Oct 01, 2032

Lien Position Concentrations ($): 83.44 % First Lien, 16.56 % Second Lien
Silent Second Concentrations ($): 87.22 % No Silent 2nd, 12.78 % Has 2nd lien
Balloon Flag Concentrations ($): 99.92 % Fully Amortizing, 0.08 % Balloon
Property State Concentrations ($): 43.43 % California, 10.64 % Florida, 6.44 % New Jersey
Maximum Zip Code Concentration ($): 0.65 % 94531 (Antioch, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2,820 - 50,000	927	22,353,691.82	9.61
50,001 - 100,000	584	41,526,380.80	17.85
100,001 - 150,000	289	35,858,336.75	15.41
150,001 - 200,000	208	36,196,129.27	15.56
200,001 - 250,000	153	34,124,646.22	14.67
250,001 - 300,000	71	19,426,027.33	8.35
300,001 - 350,000	47	15,157,055.73	6.51
350,001 - 400,000	31	11,580,356.44	4.98
400,001 - 450,000	17	7,223,387.78	3.10
450,001 - 500,000	17	8,187,046.07	3.52
500,001 - 531,616	2	1,050,910.59	0.45
Total	2,346	232,683,968.80	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	71	477,289.95	0.21
120	263	3,404,997.06	1.46
180	241	6,795,707.33	2.92
240	610	29,446,102.16	12.65
360	1,161	192,559,872.30	82.76
Total	2,346	232,683,968.80	100.00

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
57 - 58	48	339,862.16	0.15
59 - 60	23	137,427.79	0.06
115 - 116	2	12,887.37	0.01
117 - 118	179	2,517,833.01	1.08
119 - 120	82	874,276.68	0.38
175 - 176	3	64,924.69	0.03
177 - 178	176	4,663,938.35	2.00
179 - 180	62	2,066,844.29	0.89
235 - 236	4	244,651.82	0.11
237 - 238	461	22,437,732.82	9.64
239 - 240	145	6,763,717.52	2.91
349 - 350	1	179,294.31	0.08
351 - 352	2	373,754.71	0.16
353 - 354	7	1,118,916.65	0.48
355 - 356	54	8,959,803.61	3.85
357 - 358	762	125,404,914.10	53.89
359 - 359	335	56,523,188.92	24.29
Total	2,346	232,683,968.80	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	2,008	199,535,001.48	85.75
Condominium	182	16,283,925.45	7.00
Two-Four Family	144	15,864,688.27	6.82
Manufactured Housing	12	1,000,353.60	0.43
Total	2,346	232,683,968.80	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,211	217,790,666.88	93.60
Non-owner	115	12,901,649.83	5.54
Second Home	20	1,991,652.09	0.86
Total	2,346	232,683,968.80	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,004	136,362,674.33	58.60
Purchase	1,268	87,180,647.71	37.47
Rate/Term Refinance	50	6,184,877.40	2.66
Home Improvement	24	2,955,769.36	1.27
Total	2,346	232,683,968.80	100.00

Original Loan-to-Value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.22 - 15.00	1	109,836.21	0.05
15.01 - 20.00	2	144,640.53	0.06
20.01 - 25.00	2	129,858.99	0.06
25.01 - 30.00	6	584,114.99	0.25
30.01 - 35.00	6	828,522.60	0.36
35.01 - 40.00	6	611,391.44	0.26
40.01 - 45.00	10	1,427,000.95	0.61
45.01 - 50.00	18	3,425,303.22	1.47
50.01 - 55.00	25	3,174,950.35	1.36
55.01 - 60.00	47	8,031,141.74	3.45
60.01 - 65.00	59	8,655,644.35	3.72
65.01 - 70.00	86	11,406,605.30	4.90
70.01 - 75.00	127	18,763,697.77	8.06
75.01 - 80.00	350	52,812,810.10	22.70
80.01 - 85.00	199	35,332,966.92	15.18
85.01 - 90.00	269	42,643,135.49	18.33
90.01 - 95.00	284	4,817,178.44	2.07
95.01 - 100.00	849	39,785,169.41	17.10
Total	2,346	232,683,968.80	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	2	381,595.17	0.16
Arizona	70	4,468,717.28	1.92
Arkansas	5	262,863.95	0.11
California	859	101,043,710.14	43.43
Colorado	83	7,664,101.33	3.29
Connecticut	32	2,009,487.05	0.86
Florida	308	24,763,465.93	10.64
Georgia	52	4,365,630.94	1.88
Hawaii	19	1,121,845.86	0.48
Idaho	6	371,317.89	0.16
Illinois	102	7,857,697.04	3.38
Indiana	8	419,150.69	0.18
Iowa	4	170,467.49	0.07
Kansas	5	374,964.33	0.16
Kentucky	1	23,959.40	0.01
Maine	1	29,912.62	0.01
Maryland	41	4,457,537.13	1.92
Massachusetts	50	5,154,675.02	2.22
Michigan	49	3,481,378.01	1.50
Minnesota	41	4,134,075.66	1.78
Missouri	25	2,111,451.37	0.91
Montana	3	172,044.91	0.07
Nebraska	3	226,076.67	0.10
Nevada	35	2,994,144.97	1.29
New Hampshire	9	683,546.81	0.29
New Jersey	88	14,982,668.08	6.44
New Mexico	1	80,953.40	0.03
New York	110	14,788,709.69	6.36
North Carolina	29	1,900,134.70	0.82
Ohio	35	2,134,206.83	0.92
Oklahoma	10	478,446.01	0.21
Oregon	5	288,597.39	0.12
Pennsylvania	15	1,316,827.82	0.57
Rhode Island	2	263,031.22	0.11
South Carolina	13	847,776.59	0.36
Tennessee	13	560,289.18	0.24
Texas	61	3,510,938.72	1.51
Utah	8	251,629.92	0.11
Vermont	1	141,853.19	0.06
Virginia	54	4,950,745.92	2.13
Washington	44	3,155,119.56	1.36
Wisconsin	41	4,219,309.72	1.81
Wyoming	3	68,913.20	0.03
Total	2,346	232,683,968.80	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,397	110,578,419.59	47.52
Stated Documentation	704	84,712,551.59	36.41
Easy Documentation	245	37,392,997.62	16.07
Total	2,346	232,683,968.80	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 400	9	1,126,558.19	0.48
451 - 500	3	270,234.31	0.12
501 - 550	400	57,788,419.49	24.84
551 - 600	735	77,277,380.25	33.21
601 - 650	820	70,079,797.30	30.12
651 - 700	309	22,716,768.06	9.76
701 - 750	51	2,393,005.56	1.03
751 - 800	18	983,873.07	0.42
801 - 803	1	47,932.57	0.02
Total	2,346	232,683,968.80	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.250 - 7.000	48	12,051,839.26	5.18
7.001 - 8.000	201	45,345,443.03	19.49
8.001 - 9.000	372	67,997,353.80	29.22
9.001 - 10.000	506	52,528,357.89	22.57
10.001 - 11.000	504	31,214,140.24	13.41
11.001 - 12.000	156	6,004,086.05	2.58
12.001 - 13.000	407	11,804,260.04	5.07
13.001 - 14.000	138	5,593,608.35	2.40
14.001 - 15.000	13	125,442.47	0.05
15.001 - 15.240	1	19,437.67	0.01
Total	2,346	232,683,968.80	100.00

Product Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	1,026	169,389,672.22	72.80
Fixed Rate	1,303	60,743,774.98	26.11
3/27 6 Mo LIBOR ARM	16	2,353,660.65	1.01
BALLOON 15/30	1	196,860.95	0.08
Total	2,346	232,683,968.80	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	2,346	232,683,968.80	100.00
Total	2,346	232,683,968.80	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NA	91	9,039,221.31	3.88
12	23	3,526,816.26	1.52
24	951	84,574,990.88	36.35
30	1	55,938.42	0.02
36	64	8,990,341.38	3.86
60	1,216	126,496,660.55	54.36
Total	2,346	232,683,968.80	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepay Penalty	91	9,039,221.31	3.88
Prepay Penalty Window at Rate	637	102,108,746.63	43.88
Standard Prepay Penalty	1,618	121,536,000.86	52.23
Total	2,346	232,683,968.80	100.00

Mortgage Insurance Company	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No MI	2,346	232,683,968.80	100.00
Total	2,346	232,683,968.80	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,175	194,152,286.61	83.44
Second Lien	1,171	38,531,682.19	16.56
Total	2,346	232,683,968.80	100.00

RBS Greenwich Capital

Fremont 2002-2 Pool: Loans w/ MI
11/01/2002 SCHEDULED BALANCES

		Minimum	Maximum
Number Of Loans:	1,534		
Total Outstanding Principal Balance:	262,554,659		
Average Outstanding Principal Balance (First)	$171,156.88	$48,661.96	$619,156.72
Average Outstanding Principal Balance (Second)	$0.00	$0.00	$0.00
Weighted Average Current Loan Rate:	7.942 %	5.750	11.900 %
Weighted Average Original Term:	358.26 months	180.00	360.00 months
Weighted Average Remaining Term:	356.33 months	178.00	360.00 months
Weighted Average Original Ltv:	81.56 %	60.19	100.00 %
Weighted Average Credit Score:	631	570	803
First Pay Date:		Feb 01, 2002	Nov 02, 2002
Maturity Date:		Sep 01, 2017	Oct 02, 2032

Lien Position Concentrations ($):	100.00 % First Lien
Silent Second Concentrations ($):	56.01 % No Silent 2nd, 43.99 % Has 2nd lien
Balloon Flag Concentrations ($):	99.92 % Fully Amortizing, 0.08 % Balloon
Property State Concentrations ($):	42.86 % California, 10.48 % Florida, 6.51 % New York
Maximum Zip Code Concentration ($):	0.75 % 91709 (Chino, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
48,662 - 50,000	5	248,384.04	0.09
50,001 - 100,000	342	26,341,001.02	10.03
100,001 - 150,000	416	52,037,422.25	19.82
150,001 - 200,000	317	54,964,256.71	20.93
200,001 - 250,000	207	45,887,477.66	17.48
250,001 - 300,000	100	27,482,646.92	10.47
300,001 - 350,000	58	18,779,219.84	7.15
350,001 - 400,000	52	19,659,401.25	7.49
400,001 - 450,000	16	6,725,041.58	2.56
450,001 - 500,000	16	7,644,140.87	2.91
500,001 - 550,000	2	1,048,853.16	0.40
550,001 - 600,000	2	1,117,656.56	0.43
600,001 - 619,157	1	619,156.72	0.24
Total	1,534	262,554,658.58	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	14	2,422,300.98	0.92
240	1	169,209.46	0.06
358	1	275,213.22	0.10
360	1,518	259,687,934.92	98.91
Total	1,534	262,554,658.58	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
178 - 178	8	1,203,344.20	0.46
179 - 180	6	1,218,956.78	0.46
235 - 236	1	169,209.46	0.06
349 - 350	2	213,118.26	0.08
351 - 352	3	358,224.54	0.14
353 - 354	8	1,079,933.97	0.41
355 - 356	60	11,279,882.71	4.30
357 - 358	990	169,559,172.83	64.58
359 - 360	456	77,472,815.83	29.51
Total	1,534	262,554,658.58	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,249	218,240,148.84	83.12
Two-Four Family	143	23,896,094.07	9.10
Condominium	135	19,939,897.17	7.59
Manufactured Housing	7	478,518.50	0.18
Total	1,534	262,554,658.58	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,378	241,310,567.08	91.91
Non-owner	134	18,252,024.94	6.95
Second Home	22	2,992,066.56	1.14
Total	1,534	262,554,658.58	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	821	131,882,309.32	50.23
Cash Out Refinance	649	119,951,485.27	45.69
Rate/Term Refinance	45	7,537,967.22	2.87
Home Improvement	19	3,182,896.77	1.21
Total	1,534	262,554,658.58	100.00

Original Loan-to-Value Ratio:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60.19 - 65.00	34	5,897,259.73	2.25
65.01 - 70.00	54	8,823,084.21	3.36
70.01 - 75.00	111	21,421,460.56	8.16
75.01 - 80.00	858	145,295,836.56	55.34
80.01 - 85.00	92	15,649,680.99	5.96
85.01 - 90.00	331	55,630,877.71	21.19
90.01 - 95.00	49	8,806,412.12	3.35
95.01 - 100.00	5	1,030,046.70	0.39
Total	1,534	262,554,658.58	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	1	157,604.94	0.06
Arizona	55	6,731,229.35	2.56
Arkansas	4	563,025.62	0.21
California	531	112,532,399.81	42.86
Colorado	56	10,501,526.56	4.00
Connecticut	31	5,420,239.37	2.06
Delaware	1	247,277.74	0.09
Florida	222	27,515,863.85	10.48
Georgia	31	4,115,020.63	1.57
Hawaii	23	4,812,131.51	1.83
Idaho	4	590,809.68	0.23
Illinois	77	10,268,541.99	3.91
Indiana	8	1,000,552.29	0.38
Iowa	2	186,454.93	0.07
Kansas	4	783,120.71	0.30
Kentucky	2	171,907.38	0.07
Maryland	27	4,439,565.78	1.69
Massachusetts	34	7,019,190.27	2.67
Michigan	33	4,172,756.33	1.59
Minnesota	28	4,633,466.16	1.76
Missouri	15	1,603,820.44	0.61
Montana	1	120,580.99	0.05
Nevada	21	3,410,541.35	1.30
New Hampshire	5	804,385.23	0.31
New Jersey	45	9,282,536.57	3.54
New Mexico	1	162,276.73	0.06
New York	82	17,088,220.36	6.51
North Carolina	18	2,912,018.80	1.11
Ohio	18	1,730,391.30	0.66
Oklahoma	10	977,618.90	0.37
Oregon	3	326,371.53	0.12
Pennsylvania	16	1,566,001.11	0.60
Rhode Island	3	402,340.33	0.15
South Carolina	5	657,468.90	0.25
Tennessee	7	925,372.09	0.35
Texas	35	3,731,264.27	1.42
Utah	4	592,225.73	0.23
Vermont	1	152,735.79	0.06
Virginia	27	3,877,867.36	1.48
Washington	26	4,341,105.90	1.65
West Virginia	2	219,813.36	0.08
Wisconsin	13	1,594,617.31	0.61
Wyoming	2	212,399.33	0.08
Total	1,534	262,554,658.58	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	951	159,880,407.09	60.89
Stated Documentation	510	86,950,536.92	33.12
Easy Documentation	73	15,723,714.57	5.99
Total	1,534	262,554,658.58	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
570 - 600	424	67,447,252.76	25.69
601 - 650	698	119,446,364.23	45.49
651 - 700	328	60,657,560.49	23.10
701 - 750	64	10,952,788.76	4.17
751 - 800	19	3,858,850.04	1.47
801 - 803	1	191,842.30	0.07
Total	1,534	262,554,658.58	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.750 - 6.000	3	700,390.51	0.27
6.001 - 7.000	265	55,257,095.23	21.05
7.001 - 8.000	499	96,316,680.25	36.68
8.001 - 9.000	452	74,138,968.95	28.24
9.001 - 10.000	265	31,967,829.12	12.18
10.001 - 11.000	46	3,835,808.51	1.46
11.001 - 11.900	4	337,886.01	0.13
Total	1,534	262,554,658.58	100.00

Product Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	1,274	214,373,201.81	81.65
Fixed Rate	239	44,599,713.16	16.99
3/27 6 Mo LIBOR ARM	20	3,381,878.08	1.29
BALLOON 15/30	1	199,865.53	0.08
Total	1,534	262,554,658.58	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	1,534	262,554,658.58	100.00
Total	1,534	262,554,658.58	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NA	54	10,196,044.39	3.88
12	15	2,952,845.29	1.12
24	671	119,268,306.04	45.43
30	6	1,498,724.29	0.57
36	71	14,379,547.97	5.48
60	717	114,259,190.60	43.52
Total	1,534	262,554,658.58	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepay Penalty	54	10,196,044.39	3.88
Prepay Penalty Window at Rate	586	93,003,909.86	35.42
Standard Prepay Penalty	894	159,354,704.33	60.69
Total	1,534	262,554,658.58	100.00

Mortgage Insurance Company:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Radian	1,534	262,554,658.58	100.00
Total	1,534	262,554,658.58	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,534	262,554,658.58	100.00
Total	1,534	262,554,658.58	100.00

RBS Greenwich Capital

Fremont 2002-2 All Non-Conforming Loans
11/01/2002 SCHEDULED BALANCES

		Minimum	Maximum
Number Of Loans:	1,470		
Total Outstanding Principal Balance:	164,193,275		
Average Outstanding Principal Balance (First Liens):	$262,129.90	$50,284.72	$619,156.72
Average Outstanding Principal Balance (Second Liens):	$33,917.64	$2,819.83	$99,822.30
Weighted Average Current Loan Rate:	8.620 %	5.990	15.240 %
ARM Characteristics:			
Weighted Average Gross Margin:	6.989 %	6.740	6.990 %
Weighted Average Maximum Loan Rate:	14.905 %	12.990	18.700 %
Weighted Average Minimum Loan Rate:	7.905 %	5.990	11.700 %
Weighted Average Initial Periodic Rate Cap:	3.000 %	3.000	3.000 %
Weighted Average Periodic Rate Cap:	1.500 %	1.500	1.500 %
Weighted Average Months To Roll:	22 months	16	34 months
Weighted Average Original Term:	328.21 months	60.00	360.00 months
Weighted Average Remaining Term:	326.30 months	57.00	359.00 months
Weighted Average Original Ltv:	84.24 %	19.48	100.00 %
Weighted Average Credit Score:	622	504	803
First Pay Date:		Mar 01, 2002	Nov 01, 2002
Maturity Date:		Aug 01, 2007	Oct 01, 2032

Lien Position Concentrations ($):	79.98 % First Lien, 20.02 % Second Lien
Silent Second Concentrations ($):	81.56 % No Silent 2nd, 18.44 % Has 2nd lien
Balloon Flag Concentrations ($):	99.76 % Fully Amortizing, 0.24 % Balloon
Property State Concentrations ($):	56.00 % California, 6.93 % Florida, 6.82 % New York
Maximum Zip Code Concentration ($):	0.93 % 91709 (Chino, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2,820 - 50,000	743	17,770,990.54	10.82
50,001 - 100,000	310	21,364,098.28	13.01
100,001 - 150,000	52	6,577,809.81	4.01
150,001 - 200,000	56	9,641,539.41	5.87
200,001 - 250,000	37	8,168,766.01	4.98
250,001 - 300,000	28	7,728,216.05	4.71
300,001 - 350,000	94	30,408,022.78	18.52
350,001 - 400,000	79	29,753,627.46	18.12
400,001 - 450,000	31	13,112,440.85	7.99
450,001 - 500,000	33	15,831,186.94	9.64
500,001 - 550,000	4	2,099,763.75	1.28
550,001 - 600,000	2	1,117,656.56	0.68
600,001 - 619,157	1	619,156.72	0.38
Total	1,470	164,193,275.16	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	58	368,673.35	0.22
120	209	2,670,565.13	1.63
180	208	7,664,502.00	4.67
240	517	25,735,300.07	15.67
358	1	275,213.22	0.17
360	477	127,479,021.39	77.64
Total	1,470	164,193,275.16	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
57 - 58	40	265,326.96	0.16
59 - 60	18	103,346.39	0.06
115 - 116	1	5,706.12	0.00
117 - 118	141	2,047,175.41	1.25
119 - 120	67	617,683.60	0.38
175 - 176	3	64,924.69	0.04
177 - 178	148	4,912,058.78	2.99
179 - 180	57	2,687,518.53	1.64
235 - 236	4	371,488.79	0.23
237 - 238	395	19,707,166.96	12.00
239 - 240	118	5,656,644.32	3.45
351 - 352	2	373,754.71	0.23
353 - 354	2	408,242.14	0.25
355 - 356	24	6,488,321.98	3.95
357 - 358	292	80,719,162.35	49.16
359 - 359	158	39,764,753.43	24.22
Total	1,470	164,193,275.16	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,276	146,996,121.87	89.53
Condominium	110	10,307,093.22	6.28
Two-Four Family	81	6,689,131.23	4.07
Manufactured Housing	3	200,928.84	0.12
Total	1,470	164,193,275.16	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,390	154,469,285.66	94.08
Non-owner	69	8,063,355.06	4.91
Second Home	11	1,660,634.44	1.01
Total	1,470	164,193,275.16	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	539	92,682,677.16	56.45
Purchase	889	65,063,223.62	39.63
Rate/Term Refinance	28	4,537,805.25	2.76
Home Improvement	14	1,909,569.13	1.16
Total	1,470	164,193,275.16	100.00

Original Loan-to-Value Ratio:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
19.48 - 20.00	1	74,952.18	0.05
25.01 - 30.00	2	194,490.80	0.12
30.01 - 35.00	1	74,657.78	0.05
35.01 - 40.00	2	269,678.82	0.16
40.01 - 45.00	1	262,714.45	0.16
45.01 - 50.00	5	1,614,519.96	0.98
50.01 - 55.00	3	816,366.04	0.50
55.01 - 60.00	13	3,166,781.27	1.93
60.01 - 65.00	18	4,230,737.49	2.58
65.01 - 70.00	25	5,430,071.20	3.31
70.01 - 75.00	58	13,528,928.23	8.24
75.01 - 80.00	178	46,973,015.32	28.61
80.01 - 85.00	88	20,286,727.90	12.36
85.01 - 90.00	153	29,430,986.67	17.92
90.01 - 95.00	242	6,627,428.91	4.04
95.01 - 100.00	680	31,211,218.14	19.01
Total	1,470	164,193,275.16	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	39	2,062,282.60	1.26
Arkansas	3	133,124.29	0.08
California	653	91,952,981.44	56.00
Colorado	50	4,911,141.40	2.99
Connecticut	22	2,446,005.72	1.49
Florida	159	11,379,582.90	6.93
Georgia	29	2,056,095.91	1.25
Hawaii	20	2,105,139.14	1.28
Idaho	3	35,232.08	0.02
Illinois	44	2,693,190.78	1.64
Indiana	7	565,371.25	0.34
Iowa	3	95,259.90	0.06
Kansas	1	29,750.62	0.02
Maine	1	29,912.62	0.02
Maryland	24	3,260,085.44	1.99
Massachusetts	32	2,382,910.08	1.45
Michigan	22	1,447,566.24	0.88
Minnesota	24	2,291,026.65	1.40
Missouri	7	278,570.76	0.17
Montana	1	30,122.67	0.02
Nevada	21	2,068,223.01	1.26
New Hampshire	6	464,416.55	0.28
New Jersey	35	7,726,181.25	4.71
New York	64	11,204,466.58	6.82
North Carolina	19	1,522,620.90	0.93
Ohio	19	943,235.22	0.57
Oklahoma	6	166,643.96	0.10
Oregon	4	152,797.87	0.09
Pennsylvania	11	888,013.56	0.54
South Carolina	5	98,596.25	0.06
Tennessee	7	231,190.38	0.14
Texas	43	2,195,813.31	1.34
Utah	7	244,227.30	0.15
Vermont	1	141,853.19	0.09
Virginia	29	2,582,965.42	1.57
Washington	30	2,534,149.69	1.54
Wisconsin	17	789,519.34	0.48
Wyoming	2	53,008.89	0.03
Total	1,470	164,193,275.16	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	928	83,601,265.88	50.92
Stated Documentation	408	56,839,226.37	34.62
Easy Documentation	134	23,752,782.91	14.47
Total	1,470	164,193,275.16	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	1	324,740.55	0.20
501 - 550	46	11,517,009.03	7.01
551 - 600	388	40,267,884.16	24.52
601 - 650	656	68,332,318.75	41.62
651 - 700	301	35,852,743.02	21.84
701 - 750	59	5,904,493.61	3.60
751 - 800	18	1,946,153.47	1.19
801 - 803	1	47,932.57	0.03
Total	1,470	164,193,275.16	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.990 - 6.000	1	303,596.88	0.18
6.001 - 7.000	89	27,653,167.34	16.84
7.001 - 8.000	184	54,687,332.56	33.31
8.001 - 9.000	128	32,255,143.85	19.64
9.001 - 10.000	211	19,010,399.75	11.58
10.001 - 11.000	323	15,463,326.23	9.42
11.001 - 12.000	102	2,480,492.35	1.51
12.001 - 13.000	307	7,726,231.52	4.71
13.001 - 14.000	111	4,468,704.54	2.72
14.001 - 15.000	13	125,442.47	0.08
15.001 - 15.240	1	19,437.67	0.01
Total	1,470	164,193,275.16	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.990 - 13.000	1	303,596.88	0.40
13.001 - 14.000	43	15,775,569.11	21.03
14.001 - 15.000	81	30,841,536.78	41.12
15.001 - 16.000	52	20,135,555.13	26.85
16.001 - 17.000	17	6,292,259.47	8.39
17.001 - 18.000	4	1,324,482.18	1.77
18.001 - 18.700	1	332,296.64	0.44
Total	199	75,005,296.19	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.990 - 6.000	1	303,596.88	0.40
6.001 - 7.000	43	15,775,569.11	21.03
7.001 - 8.000	81	30,841,536.78	41.12
8.001 - 9.000	52	20,135,555.13	26.85
9.001 - 10.000	17	6,292,259.47	8.39
10.001 - 11.000	4	1,324,482.18	1.77
11.001 - 11.700	1	332,296.64	0.44
Total	199	75,005,296.19	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.740 - 6.990	199	75,005,296.19	100.00
Total	199	75,005,296.19	100.00

RBS Greenwich Capital

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
03/01/04	1	304,731.18	0.41
05/01/04	1	334,627.87	0.45
06/01/04	3	1,150,935.40	1.53
07/01/04	8	2,913,081.44	3.88
08/01/04	19	7,213,356.40	9.62
09/01/04	118	44,487,334.08	59.31
10/01/04	47	17,894,064.52	23.86
09/01/05	2	707,165.30	0.94
Total	199	75,005,296.19	100.00

Initial Rate Cap (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	199	75,005,296.19	100.00
Total	199	75,005,296.19	100.00

Periodic Rate Cap (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	199	75,005,296.19	100.00
Total	199	75,005,296.19	100.00

Product Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate	1,269	88,791,252.49	54.08
2/28 6 Mo LIBOR ARM	197	74,298,130.89	45.25
3/27 6 Mo LIBOR ARM	2	707,165.30	0.43
BALLOON 15/30	2	396,726.48	0.24
Total	1,470	164,193,275.16	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	1,470	164,193,275.16	100.00
Total	1,470	164,193,275.16	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
NA	60	7,978,213.44	4.86
12	10	1,547,102.97	0.94
24	646	64,084,066.28	39.03
30	1	467,260.33	0.28
36	91	17,886,143.23	10.89
60	662	72,230,488.91	43.99
Total	1,470	164,193,275.16	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepay Penalty	60	7,978,213.44	4.86
Prepay Penalty Window at Rate	96	35,504,647.64	21.62
Standard Prepay Penalty	1,314	120,710,414.08	73.52
Total	1,470	164,193,275.16	100.00

Mortgage Insurance Company:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No MI	1,175	88,103,299.42	53.66
Radian	295	76,089,975.74	46.34
Total	1,470	164,193,275.16	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	501	131,327,079.49	79.98
Second Lien	969	32,866,195.67	20.02
Total	1,470	164,193,275.16	100.00

Fremont Home Loan Trust
2002-2

Asset-Backed Certificates, Series 2002-2

Class M-1, Class M-2A, Class M-2B, Class M-3A and Class M-3B

$58,191,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: November [26], 2002***

Fremont Home Loan Trust 2002-2
Asset-Backed Certificate, Series 2002-2
$58,191,000 (Approximate)
Class M-1, Class M-2A, Class M-2B, Class M-3A and Class M-3B

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window (Mths) Call/Mat[4]	Expected Rating S&P/Fitch/Moody'	Assumed Final Distribution Date[5]	Certificate Type
A-1	$290,492,000			*Not Offered by this Preliminary Term Sheet*		
A-2	$144,079,000			*Not Offered by this Preliminary Term Sheet*		
M-1	$23,524,000	4.54 / 4.96	38-78 / 38-146	AA/AA/Aa2	[October 2033]	Floating Rate Subordinate
M-2A	$10,048,000	4.52 / 4.78	37-78 / 37-113	A/A/A2	[October 2033]	Floating Rate Subordinate
M-2B	$11,000,000	4.52 / 4.78	37-78 / 37-113	A/A/A2	[October 2033]	Fixed Rate Subordinate
M-3A	$5,000,000	4.15 / 4.16	37-78 / 37-86	BBB/BBB/Baa2	[October 2033]	Floating Rate Subordinate
M-3B	$8,619,000	4.15 / 4.16	37-78 / 37-86	BBB/BBB/Baa2	[October 2033]	Floating Rate Subordinate
Total:	**$492,762,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2A, Class M-2B, Class M-3A and Class M-3B Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. ***The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.***

(2) The Class A-1, Class A-2, Class M-1, Class M-2A, Class M-2B, Class M-3A, and Class M-3B Certificates are priced to call. The margin on the Class A-1 and Class A-2 Certificates will increase by 2x's, the margin on the Class M-1, Class M-2A, Class M-3A and Class M-3B will increase by 1.5x's and the pass-through rate on the Class M-2B Certificates will increase by 50bps after the clean-up call date.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) Maximum Maturity Date + 12 months.

Depositor: Financial Asset Securities Corp.

Servicer: Litton Loan Servicing LP.

Underwriter: Greenwich Capital Markets, Inc.

Trustee: Deutsche Bank National Trust Company.

PMI Insurer: Radian Guaranty Inc. (***"Radian"***).

Originator: Fremont Investment & Loan (***"Fremont"***).

Certificates: The Class A-1 Certificates (the ***"Group I Certificates"***) and the Class A-2 Certificates (the ***"Group II Certificates,"*** together with the Group I Certificates, the ***"Class A Certificates"*** or ***"Senior Certificates"***), and the Class M-1, Class M-2A, Class M-2B, Class M-3A and Class M-3B Certificates (collectively, the ***"Subordinate Certificates"***). The Class M-1, Class M-2A, Class M-3A and Class M-3B Certificates are referred to herein as the ***"Floating Rate Certificates"***. The Class M-2B is referred to herein as the ***"Fixed Rate Certificate"***. Senior Certificates along with the Subordinate Certificates are referred to herein as the ***"Offered Certificates."***

Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	The close of business on November 1, 2002.
Cut-off Date:	The close of business on December 1, 2002.
Expected Pricing Date:	On or about November [27], 2002.
Expected Closing Date:	On or about [December 30], 2002.
Expected Settlement Date:	On or about [December 30], 2002.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (settling flat). The price to be paid by investors on the Fixed Rate Certificates will include accrued interest from the Cut-off Date up to but not including, the Closing Date (29 days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for each Distribution Date with respect to the Fixed Rate Certificate will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA .
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Statistical Calculation Mortgage Loans:

As of the Statistical Calculation Date, the aggregate principal balance of the Statistical Calculation Mortgage Loans was approximately $495,238,628, of which: (i) approximately $331,045,352 consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien and second-lien mortgage loans (the "***Group I Statistical Calculation Mortgage Loans***") and (ii) approximately $164,193,275 consisted of a pool of non-conforming balance fixed-rate and adjustable-rate, first-lien and second-lien mortgage loans (the "***Group II Statistical Calculation Mortgage Loans***" together with the Group I Statistical Calculation Mortgage Loans, the "***Statistical Calculation Mortgage Loans***").

On or prior to the Closing Date, it is expected that certain of the Statistical Calculation Mortgage Loans may be removed from the mortgage pool and certain other similar mortgage loans may be added to the mortgage pool. The mortgage loans to be included in the trust on the Closing Date related to Group I are referred to herein as the "***Group I Mortgage Loans***." The mortgage loans to be included in the trust on the Closing Date related to Group II are referred to herein as the "***Group II Mortgage Loans.***" The Group I Mortgage Loans and the Group II Mortgage Loans are collectively referred to herein as the "***Mortgage Loans***."

Statistical Information:

The information set forth herein with respect to the Statistical Calculation Mortgage Loans is expected to be representative of the characteristics of the Mortgage Loans that will be included in the trust on the Closing Date. It is expected that principal payments will reduce the principal balance of the Statistical Calculation Mortgage Loans by the Closing Date and that certain of the Statistical Calculation Mortgage Loans will not be included in the trust on the Closing Date. As a result it is expected that the principal balance of the Mortgage Loans to be included in the trust on the Closing Date will be less than the principal balance of the Statistical Calculation Mortgage Loans as of the Cut-off Date. **Solely for determining the principal balances of the Offered Certificates in order to minimize the variance of the principal balance of the Offered Certificates as of the Closing Date, it is estimated but not assured that the aggregate principal balance of the Mortgage Loans will be approximately $495,238,628 as of the Cut-off Date. It is not expected that the initial principal balance (or notional balance) of any class of Offered Certificates on the Closing Date will vary by more than 10% from the estimated approximate initial principal balance shown on the second page.**

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate, and (iii) the PMI fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan is a fixed rate mortgage loan) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate, and (iii) the PMI fee rate.

Pass-Through Rates:

The "***Floating Pass-Through Rate***" on each of the Floating Rate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

The "***Fixed Pass-Through Rate***" on the Fixed Rate Certificate will be equal to the lesser of (i) the fixed coupon rate of [4.500]% and (ii) the related Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Floating Rate Certificate will be equal to the lesser of (i) One Month LIBOR and the related margin for each such class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Fixed Rate Certificate.

Maximum Cap:

The "***Maximum Cap***" on each class of Offered Certificates will be the weighted average Adjusted Net Maximum Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Fixed Rate Certificate.

Net WAC Rate Carryover Amount:

If on any Distribution Date the related Floating Pass-Through Rate for any class of Floating Rate Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for each such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates on a subordinated basis to the extent of funds available.

Credit Enhancement:

Consists of the following:

1) PMI Policy issued by the PMI Insurer;
2) Excess Cashflow;
3) Overcollateralization Amount; and
4) Subordination

The PMI Policy:

As of the Statistical Calculation Date, approximately [56.33%] of the Group I Statistical Calculation Mortgage Loans and approximately [46.34%] of the Group II Statistical Calculation Mortgage Loans will be covered by a mortgage insurance policy (the "***PMI Policy***") issued by Radian. For each of these Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

(ii) on or after the Stepdown Date, the greater of:

- a. the lesser of:
  - i. [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
  - ii. [1.00]% of the current aggregate principal balance of the Mortgage Loans; and
- b. [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero, and

(ii) the later to occur of:

- a. the Distribution Date occurring in January 2006; and
- b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [24.50]%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [ ]% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

[Subject to Rating Agency Approval]

Distribution Date	Percentage
Oct 2005 – Sept 2006	[ ]%
Oct 2006 – Sept 2007	[ ]%
Oct 2007 – Sept 2008	[ ]%
Oct 2008 – Sept 2009	[ ]%
Oct 2009 and thereafter	[ ]%

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-3A and Class M-3B Certificates concurrently *pro-rata* based on their certificate principal balances, second to the Class M-2A and Class M-2B Certificates concurrently *pro-rata* based on their certificate principal balances and third to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees, trustee fees and PMI fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective interest entitlements, and fifth, monthly interest concurrently to the Class M-3A and Class M-3B Certificates *pro-rata* based on their respective interest entitlements. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 3), 4), and 5) below.

2) Principal funds (net of any overcollateralization release amount), as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective certificate principal balances as described under "Principal Paydown," and then monthly principal concurrently to the Class M-3A and Class M-3B Certificates *pro-rata* based on their respective certificate principal balance as described under "Principal Paydown."

3) Excess Cashflow, as follows: as principal to the Offered Certificates to build the Overcollateralization Amount until it equals the Required Overcollateralization Amount as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective unpaid interest entitlements, then any unpaid applied Realized Loss amount concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective certificate principal balances, then any previously unpaid interest concurrently to the Class M-3A and Class M-3B Certificates *pro-rata* based on their respective unpaid interest entitlements and then any unpaid applied Realized Loss amount concurrently to the Class M-3A and Class M-3B Certificates *pro-rata* based on their respective certificate principal balances.

4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates, *pro rata* based on their respective entitlements thereto, then to the Class M-1 Certificates, then concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective entitlements thereto, and lastly concurrently to the Class M-3A and Class M-3B Certificates *pro rata* based on their respective entitlements thereto.

5) Any remaining Excess Cashflow to the PMI Insurer and the holders of the non-offered classes of certificates (other than the Class A Certificates) as described in the pooling and servicing agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") will be paid to the Class A Certificates generally *pro-rata*, based on the principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority from principal collected on the related loan group: 1) Class M-1 Certificates, 2) concurrently to the Class M-2A and Class M-2B Certificates, and then 3) concurrently to the Class M-3A and Class M-3B Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") in the following order of priority: first to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, such that each class of Class A Certificates will have at least 24.50% credit enhancement from the related loan group, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 15.00% credit enhancement, third to the Class M-2A and Class M-2B Certificates such that the Class M-2A and M-2B Certificates together will have at least 6.50% credit enhancement, and fourth to the Class M-3A and Class M-3B Certificates such that the Class M-3A and Class M-3B Certificates together will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

Fremont Home Loan Trust 2002-2

Asset-Backed Certificates, Series 2002-2

$[483,252,000] (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital
Underwriter

Fremont Home Loan Trust 2002-2
Asset-Backed Certificate, Series 2002-2
$483,252,000 (Approximate)

Class(1,2,3)	Principal Amount ($)	WAL (Years) Call/Mat (4)	Payment Window (Mths) Call/Mat(4)	Expected Rating S&P/Fitch/Moody'	Assumed Final Distribution Date (5)	Certificate Type
A-1	$289,407,000	2.58 (Call)	1-78	AAA/AAA/Aaa	[October 2033]	Floating Rate Senior
A-2	$137,636,000	2.78 (Call)	1-78	AAA/AAA/Aaa	[October 2033]	Floating Rate Senior
M-1	$23,116,000	4.54 (Call)	38-78	AA/AA/Aa2	[October 2033]	Floating Rate Subordinate
M-2A	$10,683,000	4.51 (Call)	37-78	A/A/A2	[October 2033]	Floating Rate Subordinate
M-2B	$10,000,000	4.77 (Mat)	37-112	A/A/A2	[October 2033]	Fixed Rate Subordinate
M-3	$12,410,000	4.24 (Mat)	37-86	BBB/BBB/Baa2	[October 2033]	Floating Rate Subordinate
Total:	**$483,252,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2A, Class M-2B and Class M-3 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. ***The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.***

(2) The Class A-1, Class A-2, Class M-1, Class M-2A, Class M-2B and Class M-3 Certificates are priced to call. The margin on the Class A-1 and Class A-2 Certificates will increase by 2x's, the margin on the Class M-1, Class M-2A and Class M-3 will increase by 1.5x's and the pass-through rate on the Class M-2B Certificates will increase by 50bps after the clean-up call date.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) Maximum Maturity Date + 12 months.

Depositor: Financial Asset Securities Corp.

Servicer: Litton Loan Servicing LP.

Underwriter: Greenwich Capital Markets, Inc.

Trustee: Deutsche Bank National Trust Company.

PMI Insurer: Radian Guaranty Inc. (*"Radian"*).

Originator: Fremont Investment & Loan (*"Fremont"*).

Certificates: The Class A-1 Certificates (the ***"Group I Certificates"***) and the Class A-2 Certificates (the ***"Group II Certificates,"*** together with the Group I Certificates, the ***"Class A Certificates"*** or ***"Senior Certificates"***), and the Class M-1, Class M-2A, Class M-2B, and Class M-3 Certificates (collectively, the ***"Subordinate Certificates"***). The Class A-1, Class A-2, Class M-1, Class M-2A and Class M-3 Certificates are referred to herein as the ***"Floating Rate Certificates"***. The Class M-2B is referred to herein as the ***"Fixed Rate Certificates"***. Senior Certificates along with the Subordinate Certificates are referred to herein as the ***"Offered Certificates."***

Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on December 1, 2002.
Expected Pricing Date:	On or about December [5], 2002.
Expected Closing Date:	On or about December [30], 2002.
Expected Settlement Date:	On or about December [30], 2002.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (settling flat). The price to be paid by investors on the Fixed Rate Certificates will include accrued interest from the Cut-off Date up to but not including, the Closing Date (29 days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for each Distribution Date with respect to the Fixed Rate Certificate will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA .
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $[486,659,002], of which: (i) approximately $[329,808,876] consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien and second-lien mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $[156,850,126] consisted of a pool of non-conforming balance fixed-rate and adjustable-rate, first-lien and second-lien mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***").

On or prior to the Closing Date, it is expected that certain of the Mortgage Loans may be removed from the mortgage pool and certain other similar mortgage loans may be added to the mortgage pool. The mortgage loans to be included in the trust on the Closing Date related to Group I are referred to herein as the "***Group I Mortgage Loans.***" The mortgage loans to be included in the trust on the Closing Date related to Group II are referred to herein as the "***Group II Mortgage Loans.***" The Group I Mortgage Loans and the Group II Mortgage Loans are collectively referred to herein as the "***Mortgage Loans.***"

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate, and (iii) the PMI fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan is a fixed rate mortgage loan) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate, and (iii) the PMI fee rate.

Pass-Through Rates:

The "***Floating Pass-Through Rate***" on each of the Floating Rate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the related Net WAC Rate.

The "***Fixed Pass-Through Rate***" on the Fixed Rate Certificate will be equal to the lesser of (i) the fixed coupon rate of [4.500]% and (ii) the related Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Floating Rate Certificate will be equal to the lesser of (i) One Month LIBOR and the related margin for each such class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Fixed Rate Certificate.

Maximum Cap:

The "***Maximum Cap***" on each class of Offered Certificates will be the weighted average Adjusted Net Maximum Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Floating Rate Certificates and on a 30/360 basis with respect to the Fixed Rate Certificate.

Net WAC Rate Carryover Amount:

If on any Distribution Date the related Floating Pass-Through Rate for any class of Floating Rate Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for each such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate over (b) the amount of interest accrued on such dass based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates on a subordinated basis to the extent of funds available.

Credit Enhancement:

Consists of the following:

1) PMI Policy issued by the PMI Insurer;
2) Excess Cashflow;
3) Overcollateralization Amount; and
4) Subordination

The PMI Policy:

As of the Cut-off Date, approximately [55.94%] of the Group I Mortgage Loans and approximately [47.96%] of the Group II Mortgage Loans will be covered by a mortgage insurance policy (the "***PMI Policy***") issued by Radian. For each of these Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

(ii) on or after the Stepdown Date, the greater of:
   a. the lesser of:
      i. [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
      ii. [1.00]% of the current aggregate principal balance of the Mortgage Loans; and
   b. [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero, and

(ii) the later to occur of:

a. the Distribution Date occurring in January 2006; and

b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [24.50]%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [ ]% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

[Subject to Rating Agency Approval]

Distribution Date	Percentage
Jan 2006 – Dec 2006	[ ]%
Jan 2007 – Dec 2007	[ ]%
Jan 2008 – Dec 2008	[ ]%
Jan 2009 – Dec 2009	[ ]%
Jan 2010 and thereafter	[ ]%

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-3 Certificates, second to the Class M-2A and Class M-2B Certificates concurrently *pro-rata* based on their certificate principal balances and third to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees, trustee fees and PMI fees, second, monthly interest plus any previously unpaid interest concurrently to the Class A Certificates, *pro-rata* based on their respective interest entitlements generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective interest entitlements, and fifth, monthly interest to the Class M-3 Certificates. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 3), 4), and 5) below.
2) Principal funds (net of any overcollateralization release amount), as follows: monthly principal concurrently to the Class A Certificates, generally from principal collected in the related loan group *pro-rata* based on their respective certificate balances, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective certificate principal balances as described under "Principal Paydown," and then monthly principal to the Class M-3 Certificates as described under "Principal Paydown."
3) Excess Cashflow, as follows: as principal to the Offered Certificates to build the Overcollateralization Amount until it equals the Required Overcollateralization Amount as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective unpaid interest entitlements, then any unpaid applied Realized Loss amount concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective certificate principal balances, then any previously unpaid interest to the Class M-3 Certificates and then any unpaid applied Realized Loss amount to the Class M-3 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates, *pro-rata* based on their respective entitlements thereto, then to the Class M-1 Certificates, then concurrently to the Class M-2A and Class M-2B Certificates *pro-rata* based on their respective entitlements thereto, and lastly to the Class M-3 Certificates.
5) Any remaining Excess Cashflow to the PMI Insurer and the holders of the non-offered classes of certificates (other than the Class A Certificates) as described in the pooling and servicing agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") will be paid to the Class A Certificates generally *pro-rata*, based on the principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority from principal collected on the related loan group: 1) Class M-1 Certificates, 2) concurrently to the Class M-2A and Class M-2B Certificates, and then 3) to the Class M-3 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") in the following order of priority: first to the Class A Certificates, generally *pro-rata* based on the principal collected in the related loan group, such that each class of Class A Certificates will have at least 24.50% credit enhancement from the related loan group, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 15.00% credit enhancement, third to the Class M-2A and Class M-2B Certificates such that the Class M-2A and M-2B Certificates together will have at least 6.50% credit enhancement, and fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This page intentionally left blank

Group I Mortgage Loans

Number Of Loans:	2,378					
Total Outstanding Principal Balance:	$329,808,876.41					
			Minimum		**Maximum**	
Average Outstanding Principal Balance (First Liens):	$147,372.98		$48,572.07		$435,485.96	
Average Outstanding Principal Balance (Second Liens):	$27,349.35		$2,992.35		$74,344.66	
Weighted Average Current Loan Rate:	8.495	%	5.750	%	14.500	%
<u>Arm Characteristics:</u>						
Weighted Average Gross Margin:	6.989	%	5.000	%	6.995	%
Weighted Average Maximum Loan Rate:	15.462	%	12.750	%	20.650	%
Weighted Average Minimum Loan Rate:	8.462	%	5.750	%	13.650	%
Weighted Average Initial Periodic Rate Cap:	2.999	%	1.500	%	3.500	%
Weighted Average Periodic Rate Cap:	1.500	%	1.000	%	1.500	%
Weighted Average Months To Roll:	21	months	13	months	34	months
Weighted Average Original Term:	357.49	months	60.00	months	360.00	months
Weighted Average Remaining Term:	354.55	months	56.00	months	359.00	months
Weighted Average Original LTV:	80.68	%	12.22	%	100.00	%
Weighted Average Credit Score:	605		500		803	
First Pay Date:			Feb 01, 2002		Nov 02, 2002	
Maturity Date:			Aug 01, 2007		Oct 02, 2032	

Lien Position ($):	98.57 % First Lien, 1.43 % Second Lien
Silent Second ($):	65.06 % No Silent 2nd, 34.94 % Has 2nd lien
Balloon Flag ($):	100.00 % Fully Amortizing
Top Property State Concentrations ($):	36.81 % California, 12.31 % Florida, 6.23 % New York
Maximum Zip Code ($):	0.41 % 95624 (Elk Grove, CA)

Principal Balance (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2,992 - 25,000	85	$1,113,725.01	0.34
25,001 - 50,000	78	2,970,387.17	0.90
50,001 - 75,000	297	18,573,976.11	5.63
75,001 - 100,000	311	27,352,799.57	8.29
100,001 - 125,000	353	39,946,267.41	12.11
125,001 - 150,000	304	41,925,092.55	12.71
150,001 - 175,000	247	40,049,749.78	12.14
175,001 - 200,000	221	41,271,626.50	12.51
200,001 - 225,000	188	39,783,735.12	12.06
225,001 - 250,000	134	31,810,412.32	9.65
250,001 - 275,000	78	20,438,530.90	6.20
275,001 - 300,000	65	18,726,123.14	5.68
300,001 - 325,000	7	2,186,356.25	0.66
325,001 - 350,000	4	1,339,640.97	0.41
350,001 - 375,000	2	714,483.78	0.22
375,001 - 400,000	3	1,170,483.87	0.35
425,001 - 435,486	1	435,485.96	0.13
Total	2,378	$329,808,876.41	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	13	$113,176.67	0.03
120	46	683,598.54	0.21
180	44	1,464,622.75	0.44
240	75	3,052,038.97	0.93
360	2,200	324,495,439.48	98.39
Total	2,378	$329,808,876.41	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
56 - 56	3	$13,061.58	0.00
57 - 58	10	100,115.09	0.03
115 - 116	7	80,344.73	0.02
117 - 118	39	603,253.81	0.18
175 - 176	9	275,244.56	0.08
177 - 178	35	1,189,378.19	0.36
235 - 236	9	343,950.80	0.10
237 - 238	66	2,708,088.17	0.82
349 - 350	4	520,904.84	0.16
351 - 352	7	1,034,279.66	0.31
353 - 354	39	5,631,614.54	1.71
355 - 356	293	41,343,103.07	12.54
357 - 358	1,856	275,753,903.46	83.61
359 - 359	1	211,633.91	0.06
Total	2,378	$329,808,876.41	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,961	$270,536,576.16	82.03
Two-Four Family	200	32,385,020.58	9.82
Condominium	202	25,693,932.07	7.79
Manufactured Housing	15	1,193,347.60	0.36
Total	2,378	$329,808,876.41	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,173	$304,242,995.76	92.25
Non-owner	175	22,192,425.76	6.73
Second Home	30	3,373,454.89	1.02
Total	2,378	$329,808,876.41	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,104	$163,198,330.45	49.48
Purchase	1,182	153,499,329.44	46.54
Rate/Term Refinance	60	8,301,832.69	2.52
Home Improvement	28	4,142,272.12	1.26
Rate/term Refi	4	667,111.71	0.20
Total	2,378	$329,808,876.41	100.00

Original Loan-to-Value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.22 - 15.00	1	$109,753.55	0.03
15.01 - 20.00	2	144,402.35	0.04
20.01 - 25.00	3	254,412.69	0.08
25.01 - 30.00	4	389,380.25	0.12
30.01 - 35.00	4	628,711.07	0.19
35.01 - 40.00	4	341,538.70	0.10
40.01 - 45.00	10	1,280,702.26	0.39
45.01 - 50.00	13	1,784,398.03	0.54
50.01 - 55.00	23	2,515,629.80	0.76
55.01 - 60.00	33	4,769,726.83	1.45
60.01 - 65.00	73	10,037,040.35	3.04
65.01 - 70.00	114	14,509,698.30	4.40
70.01 - 75.00	180	26,620,410.19	8.07
75.01 - 80.00	1,029	151,079,419.23	45.81
80.01 - 85.00	203	30,919,583.09	9.38
85.01 - 90.00	446	68,701,746.18	20.83
90.01 - 95.00	85	7,029,384.84	2.13
95.01 - 100.00	151	8,692,938.70	2.64
Total	2,378	$329,808,876.41	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	3	$538,786.83	0.16
Arizona	83	8,917,495.64	2.70
Arkansas	6	692,302.75	0.21
California	732	121,406,948.05	36.81
Colorado	90	13,389,553.74	4.06
Connecticut	41	4,981,236.29	1.51
Florida	365	40,602,981.80	12.31
Georgia	52	6,139,282.13	1.86
Hawaii	22	4,023,717.66	1.22
Idaho	7	926,318.50	0.28
Illinois	134	15,563,471.76	4.72
Indiana	9	853,801.17	0.26
Iowa	3	261,517.36	0.08
Kansas	8	1,127,522.63	0.34
Kentucky	2	171,814.06	0.05
Maryland	42	5,565,517.18	1.69
Massachusetts	51	9,517,164.28	2.89
Michigan	57	6,094,588.40	1.85
Minnesota	45	6,482,569.20	1.97
Missouri	34	3,624,980.80	1.10
Montana	2	178,416.02	0.05
Nebraska	3	225,961.88	0.07
Nevada	35	4,551,448.94	1.38
New Hampshire	7	923,120.53	0.28
New Jersey	97	16,316,945.73	4.95
New Mexico	1	80,906.46	0.02
New York	124	20,532,044.07	6.23
North Carolina	30	3,422,532.54	1.04
Ohio	34	2,919,641.76	0.89
Oklahoma	13	1,122,748.59	0.34
Oregon	4	461,901.74	0.14
Pennsylvania	21	2,137,088.50	0.65
Rhode Island	5	664,938.27	0.20
South Carolina	13	1,405,516.01	0.43
Tennessee	11	1,241,791.74	0.38
Texas	54	5,121,988.37	1.55

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Property State *(Continued)*:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Utah	5	$599,132.46	0.18
Vermont	1	152,602.57	0.05
Virginia	53	6,538,323.98	1.98
Washington	39	4,951,891.66	1.50
West Virginia	2	219,682.95	0.07
Wisconsin	35	4,930,598.45	1.49
Wyoming	3	228,082.96	0.07
Total	.2,378	$329,808,876.41	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,403	$186,097,483.48	56.43
Stated Documentation	794	114,293,671.81	34.65
Easy Documentation	181	29,417,721.12	8.92
Total	2,378	$329,808,876.41	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	8	$797,563.52	0.24
476 - 500	3	270,112.66	0.08
501 - 525	186	24,212,368.64	7.34
526 - 550	167	22,203,353.22	6.73
551 - 575	354	48,643,617.05	14.75
576 - 600	410	55,525,250.55	16.84
601 - 625	451	65,827,895.69	19.96
626 - 650	399	54,829,529.58	16.62
651 - 675	219	32,519,757.29	9.86
676 - 700	107	14,440,755.56	4.38
701 - 725	37	4,803,143.82	1.46
726 - 750	16	2,438,511.48	0.74
751 - 775	15	2,431,640.95	0.74
776 - 800	5	673,692.72	0.20
801 - 803	1	191,683.68	0.06
Total	2,378	$329,808,876.41	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.750 - 6.000	2	$396,385.28	0.12
6.001 - 7.000	226	39,999,389.08	12.13
7.001 - 8.000	513	86,577,553.26	26.25
8.001 - 9.000	694	109,591,200.16	33.23
9.001 - 10.000	553	65,246,799.24	19.78
10.001 - 11.000	221	19,349,161.39	5.87
11.001 - 12.000	56	3,829,258.81	1.16
12.001 - 13.000	90	3,909,526.17	1.19
13.001 - 14.000	22	903,231.32	0.27
14.001 - 14.500	1	6,371.70	0.00
Total	2,378	$329,808,876.41	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.750 - 13.000	2	$396,385.28	0.13
13.001 - 14.000	217	38,531,949.53	12.29
14.001 - 15.000	486	81,878,247.77	26.12
15.001 - 16.000	674	106,313,271.75	33.92
16.001 - 17.000	515	62,648,246.72	19.99
17.001 - 18.000	173	17,514,599.40	5.59
18.001 - 19.000	29	3,247,885.94	1.04
19.001 - 20.000	26	2,512,937.07	0.80
20.001 - 20.650	6	388,250.76	0.12
Total	2,128	$313,431,774.22	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.750 - 6.000	3	$560,739.22	0.18
6.001 - 7.000	216	38,367,595.59	12.24
7.001 - 8.000	486	81,878,247.77	26.12
8.001 - 9.000	673	106,241,425.66	33.90
9.001 - 10.000	515	62,648,246.72	19.99
10.001 - 11.000	174	17,586,445.49	5.61
11.001 - 12.000	29	3,247,885.94	1.04
12.001 - 13.000	26	2,512,937.07	0.80
13.001 - 13.650	6	388,250.76	0.12
Total	2,128	$313,431,774.22	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000 - 5.000	1	$164,353.94	0.05
6.001 - 6.995	2,127	313,267,420.28	99.95
Total	2,128	$313,431,774.22	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
01/01/04	1	$48,639.64	0.02
02/01/04	1	128,691.04	0.04
03/01/04	3	393,555.74	0.13
04/01/04	4	619,633.97	0.20
05/01/04	8	984,504.66	0.31
06/01/04	31	4,647,109.88	1.48
07/01/04	53	8,375,634.82	2.67
08/01/04	229	31,613,296.19	10.09
09/01/04	1,158	171,278,132.40	54.65
09/02/04	1	87,908.31	0.03
10/01/04	602	89,788,712.79	28.65
10/02/04	1	211,633.91	0.07
01/01/05	1	179,220.22	0.06
08/01/05	4	605,144.13	0.19
09/01/05	25	3,489,291.59	1.11
10/01/05	6	980,664.93	0.31
Total	2,128	$313,431,774.22	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	1	$151,627.74	0.05
2.000	1	164,353.94	0.05
3.000	2,125	313,015,128.55	99.87
3.500	1	100,663.99	0.03
Total	2,128	$313,431,774.22	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	1	$164,353.94	0.05
1.500	2,127	313,267,420.28	99.95
Total	2,128	$313,431,774.22	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	2,093	$308,278,117.34	93.47
Fixed Rate	250	16,377,102.19	4.97
3/27 6 Mo LIBOR ARM	35	5,153,656.88	1.56
Total	2,378	$329,808,876.41	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	2,376	$329,567,788.32	99.93
Delq: 30 Days	2	241,088.09	0.07
Total	2,378	$329,808,876.41	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	84	$10,880,861.76	3.30
12	29	4,947,783.26	1.50
24	960	139,546,495.17	42.31
30	6	1,086,661.55	0.33
36	44	5,515,490.12	1.67
60	1,255	167,831,584.55	50.89
Total	2,378	$329,808,876.41	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Standard Prepay Penalty	1,178	$160,564,682.92	48.68
Prepay Penalty Window at Rate Adjust	1,116	158,363,331.73	48.02
No Prepay Penalty	84	10,880,861.76	3.30
Total	2,378	$329,808,876.41	100.00

PMI Insurer:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Radian	1,227	$184,493,113.19	55.94
No PMI Insurer	1,151	145,315,763.22	44.06
Total	2,378	$329,808,876.41	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,206	$325,104,788.07	98.57
Second Lien	172	4,704,088.34	1.43
Total	2,378	$329,808,876.41	100.00

Group II Mortgage Loans

(As of the Cut-off Date)

Number Of Loans:	1,241					
Total Outstanding Principal Balance:	$156,850,125.78					
			Minimum		**Maximum**	
Average Outstanding Principal Balance (First Liens):	$264,085.79		$50,259.25		$618,730.88	
Average Outstanding Principal Balance (Second Liens):	$34,407.91		$3,371.21		$99,732.01	
Weighted Average Current Loan Rate:	8.484	%	5.990	%	15.240	%
Arm Characteristics:						
Weighted Average Gross Margin:	6.989	%	6.740	%	6.990	%
Weighted Average Maximum Loan Rate:	14.896	%	12.990	%	18.700	%
Weighted Average Minimum Loan Rate:	7.896	%	5.990	%	11.700	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	21	months	15	months	33	months
Weighted Average Original Term:	333.66	months	60.00	months	360.00	months
Weighted Average Remaining Term:	330.76	months	56.00	months	358.00	months
Weighted Average Original LTV:	83.41	%	26.58	%	100.00	%
Weighted Average Credit Score:	621		504		794	
First Pay Date:			Mar 01, 2002		Nov 01, 2002	
Maturity Date:			Aug 01, 2007		Oct 01, 2032	

Lien Position ($):	83.68 % First Lien, 16.32 % Second Lien
Silent Second ($):	81.01 % No Silent 2nd, 18.99 % Has 2nd lien
Balloon Flag ($):	99.75 % Fully Amortizing, 0.25 % Balloon
Top Property State Concentrations ($):	56.31 % California, 7.03 % Florida, 6.91 % New York
Maximum Zip Code ($):	0.93 % 91709 (Chino, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3,371 - 25,000	303	$3,920,927.62	2.50
25,001 - 50,000	258	9,496,387.40	6.05
50,001 - 75,000	189	11,676,212.51	7.44
75,001 - 100,000	76	6,617,666.16	4.22
100,001 - 125,000	25	2,839,646.42	1.81
125,001 - 150,000	25	3,463,004.62	2.21
150,001 - 175,000	31	5,001,171.35	3.19
175,001 - 200,000	24	4,481,110.71	2.86
200,001 - 225,000	21	4,370,087.61	2.79
225,001 - 250,000	15	3,544,195.82	2.26
250,001 - 275,000	11	2,860,389.44	1.82
275,001 - 300,000	17	4,906,495.59	3.13
300,001 - 325,000	54	16,830,314.63	10.73
325,001 - 350,000	41	13,875,678.40	8.85
350,001 - 375,000	38	13,696,797.18	8.73
375,001 - 400,000	43	16,785,872.76	10.70
400,001 - 425,000	18	7,446,817.56	4.75
425,001 - 450,000	10	4,384,937.18	2.80
450,001 - 475,000	12	5,556,121.15	3.54
475,001 - 500,000	23	11,262,670.40	7.18
500,001 - 525,000	2	1,027,859.58	0.66
525,001 - 550,000	2	1,070,282.60	0.68
550,001 - 575,000	2	1,116,748.21	0.71
600,001 - 618,731	1	618,730.88	0.39
Total	1,241	$156,850,125.78	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60	45	$268,733.88	0.17
120	159	2,071,612.38	1.32
180	156	6,080,264.97	3.88
240	406	20,488,420.04	13.06
360	475	127,941,094.51	81.57
Total	1,241	$156,850,125.78	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
56 - 56	3	$15,432.68	0.01
57 - 58	42	253,301.20	0.16
115 - 116	12	246,385.80	0.16
117 - 118	147	1,825,226.58	1.16
175 - 176	12	408,019.30	0.26
177 - 178	144	5,672,245.67	3.62
235 - 236	38	2,109,088.96	1.34
237 - 238	368	18,379,331.08	11.72
349 - 350	1	68,995.98	0.04
351 - 352	1	304,501.96	0.19
353 - 354	10	2,887,755.60	1.84
355 - 356	55	14,458,265.98	9.22
357 - 358	408	110,221,574.99	70.27
Total	1,241	$156,850,125.78	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,078	$140,315,904.18	89.46
Condominium	89	9,196,598.57	5.86
Two-Four Family	71	7,137,016.37	4.55
Manufactured Housing	3	200,606.66	0.13
Total	1,241	$156,850,125.78	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,166	$146,906,586.71	93.66
Non-owner	67	9,103,846.95	5.80
Second Home	8	839,692.12	0.54
Total	1,241	$156,850,125.78	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	483	$90,171,953.20	57.49
Purchase	721	59,714,150.95	38.07
Rate/Term Refinance	24	4,796,430.50	3.06
Home Improvement	12	1,875,573.01	1.20
Rate/term Refi	1	292,018.12	0.19
Total	1,241	$156,850,125.78	100.00

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
26.58 - 30.00	2	$194,128.36	0.12
30.01 - 35.00	1	74,508.30	0.05
35.01 - 40.00	2	269,517.48	0.17
40.01 - 45.00	1	262,527.70	0.17
45.01 - 50.00	5	1,613,042.13	1.03
50.01 - 55.00	4	1,315,178.81	0.84
55.01 - 60.00	13	3,164,252.08	2.02
60.01 - 65.00	18	4,227,497.20	2.70
65.01 - 70.00	25	5,393,168.27	3.44
70.01 - 75.00	58	13,589,295.54	8.66
75.01 - 80.00	177	47,757,289.27	30.45
80.01 - 85.00	82	19,408,245.02	12.37
85.01 - 90.00	139	29,012,567.41	18.50
90.01 - 95.00	188	5,951,834.02	3.79
95.01 - 100.00	526	24,617,074.19	15.69
Total	1,241	$156,850,125.78	100.00

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	32	$1,866,514.28	1.19
Arkansas	3	133,014.73	0.08
California	571	88,317,242.84	56.31
Colorado	38	4,489,862.93	2.86
Connecticut	16	2,282,383.57	1.46
Florida	142	11,021,148.15	7.03
Georgia	23	1,938,608.23	1.24
Hawaii	16	2,048,327.55	1.31
Idaho	3	35,080.06	0.02
Illinois	33	2,457,678.76	1.57
Indiana	5	532,645.48	0.34
Iowa	2	49,451.84	0.03
Maine	1	499,450.57	0.32
Maryland	20	3,144,881.54	2.01
Massachusetts	24	2,089,621.86	1.33
Michigan	17	1,333,313.76	0.85
Minnesota	20	2,098,526.10	1.34
Missouri	6	262,939.89	0.17
Montana	1	30,083.51	0.02
Nevada	15	1,572,468.12	1.00
New Hampshire	5	417,426.35	0.27
New Jersey	30	7,615,294.52	4.86
New York	55	10,843,785.61	6.91
North Carolina	16	1,423,236.36	0.91
Ohio	14	851,569.16	0.54
Oklahoma	6	166,357.61	0.11
Oregon	3	115,939.65	0.07
Pennsylvania	11	887,344.91	0.57
South Carolina	5	98,344.43	0.06
Tennessee	6	227,520.32	0.15
Texas	37	2,040,948.16	1.30
Utah	5	486,347.46	0.31
Vermont	1	141,769.63	0.09
Virginia	25	2,500,422.30	1.59
Washington	17	2,075,995.83	1.32
Wisconsin	15	701,664.52	0.45
Wyoming	2	52,915.19	0.03
Total	1,241	$156,850,125.78	100.00

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	773	$78,697,205.29	50.17
Stated Documentation	349	54,993,303.44	35.06
Easy Documentation	119	23,159,617.05	14.77
Total	1,241	$156,850,125.78	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
504 - 525	22	$5,642,360.46	3.60
526 - 550	24	6,358,658.69	4.05
551 - 575	112	16,131,061.68	10.28
576 - 600	215	22,867,420.24	14.58
601 - 625	269	29,869,058.52	19.04
626 - 650	276	34,235,865.55	21.83
651 - 675	186	23,663,655.89	15.09
676 - 700	76	10,518,833.28	6.71
701 - 725	37	4,150,215.90	2.65
726 - 750	9	1,519,715.37	0.97
751 - 775	11	1,238,968.45	0.79
776 - 794	4	654,311.75	0.42
Total	1,241	$156,850,125.78	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.990 - 6.000	1	$303,292.24	0.19
6.001 - 7.000	87	27,312,378.35	17.41
7.001 - 8.000	186	55,124,086.32	35.14
8.001 - 9.000	127	32,637,550.56	20.81
9.001 - 10.000	181	17,521,602.81	11.17
10.001 - 11.000	253	12,585,879.03	8.02
11.001 - 12.000	74	1,908,051.16	1.22
12.001 - 13.000	231	5,590,074.98	3.56
13.001 - 14.000	90	3,783,010.58	2.41
14.001 - 15.000	10	64,791.29	0.04
15.001 - 15.240	1	19,408.46	0.01
Total	1,241	$156,850,125.78	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12.990 - 13.000	1	$303,292.24	0.40
13.001 - 14.000	44	16,080,581.07	21.23
14.001 - 15.000	81	30,892,214.08	40.78
15.001 - 16.000	54	20,854,759.61	27.53
16.001 - 17.000	17	6,289,060.79	8.30
17.001 - 18.000	3	999,314.65	1.32
18.001 - 18.700	1	332,191.97	0.44
Total	201	$75,751,414.41	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.990 - 6.000	1	$303,292.24	0.40
6.001 - 7.000	44	16,080,581.07	21.23
7.001 - 8.000	81	30,892,214.08	40.78
8.001 - 9.000	54	20,854,759.61	27.53
9.001 - 10.000	17	6,289,060.79	8.30
10.001 - 11.000	3	999,314.65	1.32
11.001 - 11.700	1	332,191.97	0.44
Total	201	$75,751,414.41	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.740 - 6.990	201	$75,751,414.41	100.00
Total	201	$75,751,414.41	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
03/01/04	1	$304,501.96	0.40
05/01/04	1	334,434.25	0.44
06/01/04	3	1,150,206.10	1.52
07/01/04	7	2,485,047.77	3.28
08/01/04	18	6,763,437.56	8.93
09/01/04	118	44,455,949.46	58.69
10/01/04	51	19,551,093.86	25.81
09/01/05	2	706,743.45	0.93
Total	201	$75,751,414.41	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	201	$75,751,414.41	100.00
Total	201	$75,751,414.41	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	201	$75,751,414.41	100.00
Total	201	$75,751,414.41	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate	1,038	$80,702,260.21	51.45
2/28 6 Mo LIBOR ARM	199	75,044,670.96	47.84
3/27 6 Mo LIBOR ARM	2	706,743.45	0.45
BALLOON 15/30	2	396,451.16	0.25
Total	1,241	$156,850,125.78	100.00

Delinquency Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Current	1,240	$156,545,623.82	99.81
Delq: 30 Days	1	304,501.96	0.19
Total	1,241	$156,850,125.78	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	50	$7,599,454.01	4.85
12	7	1,397,367.27	0.89
24	519	61,116,436.60	38.96
30	1	466,887.16	0.30
36	87	17,937,454.67	11.44
60	577	68,332,526.07	43.57
Total	1,241	$156,850,125.78	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Standard Prepay Penalty	1,097	$114,520,465.09	73.01
Prepay Penalty Window at Rate Adjust	94	34,730,206.68	22.14
No Prepay Penalty	50	7,599,454.01	4.85
Total	1,241	$156,850,125.78	100.00

PMI Insurer:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No PMI Insurer	952	$81,617,828.68	52.04
Radian	289	75,232,297.10	47.96
Total	1,241	$156,850,125.78	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	497	$131,250,639.21	83.68
Second Lien	744	25,599,486.57	16.32
Total	1,241	$156,850,125.78	100.00